July 26, 2010
Linda Van Doorn,
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Merriman Curhan Ford Group Inc.
Form 10K/A for the Year Ended December 31, 2009
Form 10-Q for the period Ended March 31, 2010
File No. 1-15831

Dear Ms. van Doorn,

This letter is in response to the comments received from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated July 12, 2010 (“Comment Letter”) to Merriman Curhan Ford Group Inc. (the “Company”).

The comments from the Comment Letter are repeated in bold font below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form 10-K for the Year Ended December 31, 2009, Results of operations, page 35

1.
We note that you present a full non-GAAP statement of operating income / (loss) for purpose of reconciling your non-GAAP measures to the most directly comparable GAAP measures. We believe that presenting a full non-GAAP income statement attaches undue prominence to the non-GAAP information. Please revise future presentations accordingly. Please provide us with your proposed disclosure.

As applicable in future fillings the Company will present only a summary and not a full non-GAAP income statement. Please see Exhibit A attached hereto.

Form 10-K for the Year Ended December 31, 2009, Results of operations, page 35

2.
Please revise future fillings to change the title or description of your non-GAAP financial measures to remove reference to pro-forma financial statements. Pro forma financial statements would need to fully comply with Article 11 of Regulation S-X, represent GAAP measures, and be limited to the most recent year and interim period. Item 10(e) of Regulation S-K prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please provide us with your proposed disclosures.

In future filings the Company will not reference pro-forma as a title or description of non-GAAP financial measures. Please see Exhibit A attached hereto.

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Form 10-K for the Year Ended December 31, 2009, Note 10. Sale of a Component of an Entity, page 82

3.
We note that the sale of ICD did not meet the criteria for discontinued operations treatment. However, we are unclear as to how failure to meet those criteria because of the continuing involvement supports the continued inclusion of the revenue and expenses associated with the ICD business as your disclosure suggests. Please clarify.

The Company evaluated our revenue recognition subsequent to the sale of the ICD business in accordance with ASC 605-45, Principal Agent Considerations. Based on the Company’s evaluation, the Company decided to continue the inclusion of the revenue and expenses associated with ICD business at gross amounts.  Please see the response to Comment 4 below for detailed consideration.

Form 10-K for the Year Ended December 31, 2009, Note 10. Sale of a Component of an Entity, page 82

4.
We note that the company is continuing to provide services to ICD.  Please clarify if the company is receiving a fee for providing these services and if so describe the compensation arrangement and related amounts.  It appears that it is this service arrangement that the company has concluded should result in the gross reporting of the revenues and expenses associated with the ICD business in accordance with ASC 605-45.  Please clarify to us how you applied this guidance to your arrangement with the purchasers of the ICD business.

The Company has continued to provide administrative and IT services to ICD subsequent to the sale under a service agreement. The Company charged ICD based on a level of services provided subject to an initial minimum of $12,000 per month which was subsequently reduced to $9,000 per month due to reduction in services provided. The total monthly fees during the year ended December 31, 2009 varied based on the level of services provided and ranged between $10,000 to $22,000 per month.

Although this service arrangement was a factor considered in the evaluation of gross vs. net reporting in accordance with ASC 605-45, this was not the sole consideration for management’s conclusion of gross reporting.

ICD was sold to group of investors who are also employees of the Company. To assist in the transition of the operation to new owners, the company provided substantial administrative services. As a part of this service, and as of December 31, 2009, the Company sold the ICD product directly to the end customers. Moreover, all of ICD’s staff were also employees of MCF. Based on these considerations, the Company is considered a principal in accordance with ASC 605-45.  Specifically, we noted the following indicators were present to support gross reporting of ICD revenues and expenses:

•	The Company is the primary obligor in the arrangement –(all ICD customers were MCF customers)
•	The Company has latitude in establishing price – (MCF had employees on payroll who supported ICD operation and determined/established prices)
•	The Company performs part or all of the service -(MCF had employees on payroll who supported ICD operation and performed the services)
•	The company is involved in the determination of product or service specifications-(MCF had employees on payroll who supported ICD operation who determined product or service specifications)
•	The amount that the Company earns is not fixed – (MCF fees varied based on the level of services provided on a monthly basis)

While management’s conclusion based on the guidance in ASC 605-45 is that gross reporting is required; management also believed that it would be meaningful to disclose to the readers of the financial statements the net impact.  As such we included a non-GAAP financial disclosure which showed gross impact on a line item basis as well as net impact.

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Form 10-Q for the Period Ended March 31, 2010, Note 5. Fair Value of Assets and Liabilities, page 14

5.
Please revise future filings to include all disclosures required by ASC 820-10-50-2. Including separate disclosures of purchases, sales, issuances, and settlements of Level 3 assets and liabilities, and the reasons for transfers in and/or out of Level 3.  Please provide us with your proposed disclosures.

We will revise all future filings to separate disclosures of purchases, sales, issuances and settlements of Level 3 assets and liabilities and include the reasons for transfers in and/or out of Level 3.  Please see Exhibit B attached hereto for our proposed additional disclosures.

Form 10-Q for the Period Ended March 31, 2010, Exhibits 31.1 and 31.2

6.  We note that your certifications  refer to the “quarterly report” instead of “report” in paragraphs 2 and 3, refer to the incorrect Exchange Act rules in paragraph 4, omit the phrase “(registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and omit the phrase “of internal control over financial reporting” in paragraph 5.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We confirm that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.  Please see Exhibit C attached hereto for our proposed changes to our certificate.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Peter V. Coleman

Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Exhibit A

Proposed Form of reconciliation of Non-GAAP financial measure to GAAP

In evaluating our financial performance, management reviews results from operations excluding non-operating revenues and expenses. Such results are non-GAAP (Generally Accepted Accounting Principles) performance measures, but we believe it is useful to assist investors in gaining an understanding of the trends and results of our core business. Non-GAAP results should be viewed in addition to, not instead of, our reported results under U.S. GAAP.

The following is a reconciliation of key line items of U.S. GAAP results to non-GAAP results for the periods presented.

Year Ended December 31,
	20XX	20XX
Net loss	X	X
Less Item A	(X)	(X)
Less Item B	(X)	(X)
Less Item C	(X)	(X)
Non-GAAP net loss	X	X

Note – In this note the Company will explain the nature of Adjustments.

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Exhibit B

The following summarizes the change in carrying values associated with Level 3 financial instruments for the XX months ended XX XX, 20XX:

	Corporate	Stock	Unit Purchase	Preferred
	Equities	Warrants	Option	Stock	Total
Balance at December 31, XX	XX	XX	XX	XX	XX
Purchases	XX	XX	XX	XX	XX
Settlements	XX	XX	XX	XX	XX
Sales	XX	XX	XX	XX	XX
Transfers into	XX (a)	XX	XX	XX (a)	XX
Transfers out	XX	XX (b)	XX	XX	XX
Gains / (losses)	XX	XX	XX	XX	XX
Realized	XX	XX	XX	XX	XX
Unrealized	XX	XX	XX	XX	XX
Balance at XX, 20XX	XX	XX	XX	XX	XX

Change in unrealized gains/
(losses) relating to instruments still held
at XX, 20XX	XX	XX	XX	XX	XX

(a) Principally reflects transfers from Level 1, due to reduced trading activity, and therefore price transparency, on the underlying instruments.
(b) Principally reflects transfer to Level 1, due to conversion of warrants to corporate equities which have more price transparency.

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR

Exhibit C

Exhibit XX.X
CERTIFICATIONS
I, XX, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q for the quarter ended XX, 2010 of Merriman Curhan Ford Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: XX, 2010	By:

600 California Street, 9th Floor ■  San Francisco, CA 94108
(415) 248-5600 Main  ■  (415) 274-5691 Fax
NASDAQ: MERR